UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Globaltron Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                  37941 F 10 0
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                                 (CUSIP Number)

                            Tremaine Trading Company
                          c/o Hamilton Trustees Limited
                          15 The Grange, St Peter Port
                        Guernsey, Channel Islands GY1 2QL
                           Attention: Timothy Howarth
                            (011) (441) 481-71-00-031
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 27, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

                                  SCHEDULE 13D

CUSIP No. 972639 10 8                                         Page 2 of 3 Pages
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          NAME OF REPORTING PERSONS                    Tremaine Trading Company

    1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS               N/A
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|(1)
                                                                    (b) |_|
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS                                            PF
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)                                             |_|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION                      Isle of Man
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               NUMBER OF       7   SOLE VOTING POWER                  4,294,000
                 SHARES        -------------------------------------------------
              BENEFICIALLY     8   SHARED VOTING POWER                0
                OWNED BY       -------------------------------------------------
                  EACH         9   SOLE DISPOSITIVE POWER             4,294,000
               REPORTING       -------------------------------------------------
              PERSON WITH     10   SHARED DISPOSITIVE POWER           0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING  PERSON                                           4,294,000
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          14.7%
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   14     TYPE OF REPORTING PERSON                                    CO
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(1) Hamilton Trustees Limited (the "Trustee") is the trustee of the trust which owns the Reporting Person. The Trustee is also the trustee of a trust which owns Premium Quality Fund, a Cayman Islands corporation.

                                                              Page 3 of 3 Pages

Item 2.  Identity and Background

(a)-(c). This Schedule 13D is filed by Tremaine Trading Company (the "Reporting Person"), a corporation organized under the laws of the Isle of Man, whose sole shareholder is a trust, whose trustee is Hamilton Trustees Limited, 15 The Grange, St. Peter Port, Guernsey, Channel Islands GY1 2QL, Attention: Timothy Howarth.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Tremaine Trading Company

January 10, 2001
                                      By: /s/ Timothy Howarth
                                          ------------------------------
                                          Timothy Howarth, authorized signature